SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

September 10, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 531,402 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 531,402(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 531,402(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 531,402 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 531,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 531,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 531,402 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 531,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 531,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 531,402 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 531,402 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 531,402 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,790,512 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,790,512 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,790,512 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,790,512 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,790,512 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,790,512 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,790,512 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,790,512 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,790,512 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,790,512 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,790,512 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,790,512 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16% (2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,321,914 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,321,914 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,321,914 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.69% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,321,914 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,321,914 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,321,914 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.69% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”), having its principal executive offices at 8540 Gander Creek Drive, Miamisburg, Ohio 45342.

Item 2.	Identity and Background

(a) This Schedule 13D is filed jointly by:

(i) Lapetus Capital II LLC, a Delaware limited liability company (“Lapetus II”). Lapetus II is the direct record owner of 100 shares of Common Stock of the Issuer, and direct beneficial owner of 531,302 shares of Common Stock of the Issuer;

(ii) Atlas Capital Resources II LP, a Delaware limited partnership (“ACR II”), is the majority and controlling member of Lapetus II;

(iii) Atlas Capital GP II LP, a Delaware limited partnership (“AC GP II”), is the general partner of ACR II;

(iv) Atlas Capital Resources GP II LLC, a Delaware limited liability company (“ACR GP II”), is the general partner of AC GP II;

(v) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 1,790,512 shares of Common Stock of the Issuer;

(vi) Atlas Capital Resources III LP, a Delaware limited partnership (“ACR III”), is the majority and controlling member of Lapetus III;

(vii) Atlas Capital GP III LP, a Delaware limited partnership (“AC GP III”), is the general partner of ACR III;

(viii) Atlas Capital Resources GP III LLC, a Delaware limited liability company (“ACR GP III”), is the general partner of AC GP III; and

(ix) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a manager and Managing Partner of ACR GP II and ACR GP III, each of whom may be deemed to control Lapetus II, ACR II, AC GP II and Lapetus III, ACR III and AC GP III.

Each of Messrs. Bursky and Fazio, together with Lapetus II, ACR II, AC GP II, ACR GP II, Lapetus III, ACR III, AC GP III and ACR GP III are sometimes collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the common stock of the Issuer owned directly by such Reporting Person.

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

(b) The address of the principal business office of each of the Reporting Persons is 100 Northfield Street, Greenwich, Connecticut 06830. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Persons is as follows:

(i) Lapetus II, ACR II, Lapetus III and ACR III make private equity and related investments in business organizations;

(ii) AC GP II is the general partner of ACR II and certain other funds;

(iii) ACR GP II is the general partner of AC GP II;

(iv) AC GP III is the general partner of ACR III and certain other funds;

(iii) ACR GP III is the general partner of AC GP III;

(iv) Messrs. Bursky and Fazio are Managing Partners of ACR GP II and ACR GP III.

Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) for the citizenship of the Reporting Persons. Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,321,914 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $34.7 million to acquire the 2,321,914 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes.

By virtue of the agreements and arrangements among the Reporting Persons and the Blue Wolf Persons (as defined below) described in this Schedule 13D, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Blue Wolf Persons.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.

On June 26, 2019, Lapetus II delivered a nomination notice (the “Nomination Notice”) to the Issuer which is attached as Exhibit 99.2 to this Schedule 13D, nominating four highly-qualified individuals, Marvin Cooper, Sean T. Erwin, Jeffrey E. Kirt and Timothy Lowe (collectively, the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2019 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets that will make them valuable additions to the Board.

The Reporting Persons and the Nominees have engaged, and may continue to engage, in discussions with representatives of the Issuer, including current members of the Board, regarding Board representation and the composition of the Board, generally.

The Nomination Notice also includes a notice to the Issuer that the Reporting Persons intend to submit, for a stockholder vote at the Annual Meeting, a resolution that would repeal any provision of the Bylaws of the Issuer in effect at the time of the Annual Meeting that was not included in the Bylaws of the Issuer in effect as of June 26, 2019 and as publicly filed with the Securities and Exchange Commission (the “SEC”) prior to June 26, 2019.

Prior to August 9, 2019, the Reporting Persons and certain of their affiliates, together with the Blue Wolf Persons and certain of their affiliates have previously made proposals to and engaged in discussions with the Issuer, certain of which proposals, had they been effected or consummated, would have resulted in one or more of the events described in Item 4 of Schedule 13D (the “Prior Proposals”), including the acquisition and ownership by the Reporting Persons and the Blue Wolf Persons of a majority of the outstanding shares of Common Stock of the Issuer. None of the Prior Proposals or any discussions between the Issuer and the Reporting Persons and/or any of their affiliates resulted in definitive agreements or transactions between any Reporting Person and the Issuer. All Prior Proposals by the Reporting Persons and their affiliates have been withdrawn and none of the Prior Proposals constitutes a current or present plan or proposal of the Reporting Persons with respect to the Issuer. The Reporting Persons would be receptive in the event the Issuer initiated discussions with respect to certain strategic alternatives available to the Issuer, including investments by the Reporting Persons in the Issuer. There are no assurances that any such discussions will take place or that any transaction will result from any such discussions.

The Reporting Persons have had discussions with certain members of the Board, management of the Issuer and the Issuer’s financial advisor, and are considering engaging in discussions with members of the Board, management of the Issuer, its financial advisor or other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure, their investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities or derivative instruments related thereto or selling some or all of their shares of Common Stock or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,321,914 shares of Common Stock, representing 6.69% of the outstanding shares. This amount includes 100 shares of Common Stock held directly by Lapetus II.

(i) Lapetus II has shared voting and dispositive power over 531,402 shares of Common Stock, including 100 shares of Common Stock held in record by Lapetus II, representing 1.53% of the outstanding shares;

(ii) ACR II has shared voting and dispositive power of 531,402 shares, in the aggregate, of Common Stock beneficially owned and held directly by Lapetus II, representing 1.53% of the outstanding shares;

(iii) AC GP II, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 531,402 shares of Common Stock, representing 1.53% of the outstanding shares;

(iv) ACR GP II, by virtue of its status as the general partner of AC GP II, has shared voting and dispositive power of 531,402 shares of Common Stock, representing 1.53% of the outstanding shares;

(v) Lapetus III has shared voting and dispositive power over 1,790,512 shares of Common Stock, representing 5.16% of the outstanding shares;

(vi) ACR III has shared voting and dispositive power of 1,790,512 shares of Common Stock beneficially owned by Lapetus III, representing 5.16% of the outstanding shares;

(vii) AC GP III, by virtue of its status as the general partner of ACR III and certain other funds, has shared voting and dispositive power of 1,790,512 shares of Common Stock, representing 5.16% of the outstanding shares;

(viii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power of 1,790,512 shares of Common Stock, representing 5.16% of the outstanding shares;

(ix) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP II and ACR GP III, has shared voting and dispositive power of 2,321,914 shares of Common Stock, representing 5.16% of the outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned of record by such Reporting Person.

By virtue of the agreements and arrangements among the Reporting Persons and the Blue Wolf Persons described in this Schedule 13D, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Blue Wolf Persons. Blue Wolf Capital Partners LLC, BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P., Blue Wolf Capital Advisors IV LLC and Adam Blumenthal (collectively, the “Blue Wolf Persons”) are filing a separate Schedule 13D reporting beneficial ownership of shares of Common Stock. Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13D or any amendment thereto filed by the Blue Wolf Persons. The security interests reported in this Schedule 13D do not include security interests owned by the Blue Wolf Persons. If the Reporting Persons and the Blue Wolf Persons are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of September 20, 2019 such group may be deemed to beneficially own an aggregate of 2,321,914 shares of Common Stock for the purpose of Rule 13d-3 under the Act, which would constitute approximately 7.40% of the issued and outstanding shares of Common Stock based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Blue Wolf Persons.

(c) Schedule II hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

On June 26, 2019, Atlas FRM LLC, an affiliate of the Reporting Persons (“Atlas”), entered into Nomination Agreements with Marvin Cooper, Sean T. Erwin, Jeffrey E. Kirt and Timothy Lowe (the “Nomination Agreements”). Pursuant to such agreements, Atlas has agreed to indemnify Mr. Cooper, Mr. Erwin, Mr. Kirt and Mr. Lowe for certain potential claims in connection with their standing as candidates for election to the Board. Atlas has also agreed to reimburse Mr. Cooper, Mr. Erwin, Mr. Kirt and Mr. Lowe for reasonable and documented out-of-pocket travel and related expenses, subject to a certain cap, incurred by each of Mr. Cooper, Mr. Erwin, Mr. Kirt and Mr. Lowe in connection with their service as a Nominee. The foregoing description of the Nomination Agreements is not complete and is qualified in its entirety by reference to the Nomination Agreements attached as Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 to this Schedule 13D, which are incorporated herein by reference.

The Reporting Persons and the Blue Wolf Persons have entered into an informal oral agreement pursuant to which the Reporting Persons and the Blue Wolf Persons agreed to (i) consult with each other with respect to their investment in the Issuer; (ii) coordinate all trading in shares of Common Stock; and (iii) to vote all shares of Common Stock with respect to which it has sole voting power in favor of the persons nominated by Lapetus II for election to the Board of Directors of the Issuer at the Issuer’s 2019 Annual Meeting of Stockholders and in favor of any procedural actions or matters related to the nomination of such candidates.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of September 20, 2019, by and among the Reporting Persons

99.2	Nomination Notice, dated as of June 26, 2019

99.3	Nomination Agreement, dated as of June 26, 2019, between Atlas and Marvin Cooper

99.4	Nomination Agreement, dated as of June 26, 2019, between Atlas and Sean T. Erwin

99.5	Nomination Agreement, dated as of June 26, 2019, between Atlas and Jeffrey E. Kirt

99.6	Nomination Agreement, dated as of June 26, 2019, between Atlas and Timothy Lowe

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2019	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: September 20, 2019	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: September 20, 2019	Atlas Capital Resources III LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	Atlas Capital GP III LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 20, 2019	/a/ Andrew M. Bursky
Andrew M. Bursky

Dated: September 20, 2019	/s/ Timothy J. Fazio
Timothy J. Fazio